UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at December 12, 2006

  NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2006

Print the name and title of the signing officer under his signature.

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    Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.northerndynasty.com

NORTHERN DYNASTY ADOPTS SHAREHOLDER RIGHTS PLAN

December 12, 2006 Vancouver - Northern Dynasty Minerals Ltd. (Northern Dynasty" or the "Company") (TSXV:NDM; AMEX:NAK) announced today that its Board of Directors has approved the adoption of a Shareholder Rights Plan Agreement (the "Rights Plan"). The Rights Plan is being adopted to ensure the fair treatment of all Northern Dynasty shareholders in connection with any take-over bid for the outstanding common shares of Northern Dynasty. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not designed to prevent take-over bids that treat Northern Dynasty shareholders fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Northern Dynasty at a significant discount to the market price of the common shares at that time. In addition, the Rights Plan includes a "Grandfathered Person" exemption whereby any shareholder who holder greater than 20% of the issued and outstanding commons shares of Northern Dynasty, as of the date of the Rights Plan, is deemed not to be making a take-over bid, nor is a Grandfathered Person making a take-over bid if they increase their pro rata interest by 1% or less of the then outstanding common shares. However, a shareholder will cease to be a Grandfathered Person if that shareholder increases its percentage interest by more than an additional 1% of the then outstanding common shares.

The Rights Plan is not being adopted in response to any proposal to acquire control of Northern Dynasty.

The Rights Plan is subject to approval by the TSX Venture Exchange and will be presented for ratification by the shareholders at the Northern Dynasty annual meeting to be held by no later than early June 2007. If ratified by shareholders, the Rights Plan will have a term of three years.

For further details on Northern Dynasty and the Pebble Project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Northern Dynasty's Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.